Exhibit 99.87

From pink tomatoes to purple buds: Canopy Growth and Les Serres Stéphane Bertrand establish joint venture to convert tomato greenhouse for Quebec cannabis production

Existing Organic Certification for Tomato Production A Key Differentiator

MIRABEL, QC, Dec. 18, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) and Canopy Rivers Corporation (“Canopy Rivers”) are pleased to announce a definitive joint venture agreement to form a new company, Les Serres Vert Cannabis Inc. (“Vert Mirabel”), together with Les Serres Stéphane Bertrand Inc. (“Bertrand”), a large-scale tomato greenhouse operator in Mirabel, Quebec.

Bertrand currently produces tomatoes and other vegetables under 700,000 sq. ft. of modern greenhouse, most of which was built in 2015. The entire greenhouse will be upgraded and retrofitted for cannabis production by April 2018. With the assistance and guidance of Canopy Growth, the application for this site has been submitted; and subject to Health Canada and other standard regulatory approvals, the Company anticipates being ready to begin production by May 2018.

Under the terms of the agreement, Vert Mirabel will, subject to satisfaction of certain conditions, lease the 700,000 sq. ft. greenhouse facility from Bertrand. Vert Mirabel will also be provided with an option to acquire the property.

Vert Mirabel significantly supplements Canopy Growth’s industry leading production portfolio and positions the company well in Quebec, Canada’s second largest province.

“The joint venture allows us to expand our operational footprint for greenhouse production, and establish a much larger foothold in Quebec,” said Bruce Linton, Chairman and Chief Executive Officer, Canopy Growth. “The fusion of Canopy’s cannabis expertise with the greenhouse expertise of Les Serres Stéphane Bertrand is fantastic news for our customers and investors.”

The greenhouse holds a valid Ecocert “organic” certification. Bertrand has produced organic tomatoes from the existing infrastructure and can apply their farming expertise to cannabis production in order to grow organic cannabis flowers. Vert would be the first Canopy family of brands to carry organically produced cannabis, another value-add differentiator to the industries most diverse house of brands.

As consideration for entering into and operating Vert Mirabel, Canopy Growth will, based upon various milestones and subject to required regulatory and stock exchange approvals, issue Bertrand $2.75 million of common shares in four equal tranches. To fund the development of Vert Mirabel, Canopy Rivers will contribute, in multiple tranches, an aggregate of $15 million in cash (of which $750,000 was advanced at closing), in exchange for Class A Preferred Shares with cumulative preferred dividends. In addition, Canopy Growth has agreed to purchase from Vert Mirabel all of the cannabis produced during an initial term. Canopy Growth and Canopy Rivers, combined, own 66.7% of Vert Mirabel, with Bertrand holding the remaining 33.3%.

Bertrand brings multi-generational knowledge of greenhouse operations and is currently the largest producer of Pink Tomatoes in North America. Bertrand is an experienced large scale, low cost, high-technology, hydroponic greenhouse operator, with industry leading food safety, traceability and compliance expertise, and a growing focus on organic production methods. Bertrand also brings tier one assets and a highly experienced operations team.

Canopy Growth is committed to building an international business with a strong national platform while supporting the local communities where it operates through job creation, meaningful stakeholder engagement, and local economic opportunity.

Media are invited to attend a press conference in the Boutique at Les Serres Bertrand with Stéphane Bertrand, CEO, and Adam Greenblatt, Quebec Brand Manager for Canopy Growth, on December 18th, 2017 from 11 am – 12 pm. Location: 11730 Route Sir Wilfrid Laurier, Mirabel, QC J7N 1P5.

Poussons vert l’avenir

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 sq. ft. of production capacity, including over 500,000 sq. ft. of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Adam Greenblatt, Quebec Brand Manager, adam.greenblatt@canopygrowth.com, 514-830-1331; Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196, Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:25e 18-DEC-17